Exhibit 95.1
Mine Safety Disclosure
The following disclosures relate only to the Kosse Strip mine (the "Mine") and reflect citations and orders issued to the company by the Federal Mine Safety and Health Administration ("MHSA") during the quarter ended September 30, 2025. Fluor does not act as the owner of the Mine, but may act as an “operator” as defined under the Federal Mine Safety and Health Act of 1977 where Fluor performs services or construction as an independent contractor at the Mine. The proposed assessments for the quarter ended September 30, 2025 were taken from the MHSA data retrieval system as of October 20, 2025.
During the quarter ended September 30, 2025, the MHSA proposed assessments totaling $319. The company instituted two legal actions and resolved three legal actions before the Federal Mine Safety and Health Review Commission.
The company has no other disclosures to report under Section 1503 for the period covered by this report.